M Power Entertainment, Inc.

2602 Yorktown Place
Houston TX 77056

May 30, 2007

Via Fax (202) 772-9202
and Edgar

Rolaine S. Bancroft
Staff Attorney, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           M Power Entertainment, Inc.
Registration Statement on Form SB-2
Filed May 1, 2007
File No. 333-142529

Dear Ms. Bancroft:

We are in receipt of your comment letter dated May 21, 2007 regarding the above referenced filing.  As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company~{!/~}s responses, which are reflected in the attached Amendment No. 1 to Form SB-2.

Registration Statement
General

1.	Please revise your table here to disclose the number of shares held by non-affiliates and persons other than the selling stockholders and affiliates of selling stockholders prior to this offering.

The number of shares held by non-affiliates and persons other than the selling stockholders and affiliates of selling stockholders prior to this offering was incorrect.  The table has been revised to disclose 157,535,186 shares as the number of shares outstanding prior to convertible note transaction held by persons other than the Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders.

The following table discloses certain information comparing the number of shares outstanding prior to the transaction, the number of shares registered by the Selling Stockholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note transaction held by persons other than the Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders.	157,535,186
Number of shares registered for resale by Selling Stockholders or affiliates in prior registration statements.	0
Number of shares registered for resale by Selling Stockholders or affiliates of Selling Stockholders that continue to be held by Selling Stockholders or affiliates of Selling Stockholders.	0
Number of shares sold in registered resale by Selling Stockholders or affiliates of Selling Stockholders.	0
Number of shares registered for resale on behalf of Selling Stockholders or affiliates of Selling Stockholders in current transaction.	52,511,728

Signature Page

2.	In the next amendment, please have your controller or principal accounting officer sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

In Amendment No. 1 to Form SB-2, our principal accounting officer has signed in that capacity.

Other

3.	The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

In Amendment No. 1 to Form SB-2, the financial statements have been updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

The Company acknowledges that:

~{!l~}	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

~{!l~}	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

~{!l~}	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

M POWER ENTERTAINMENT, INC.

By:	/s/ Gary F. Kimmons
GARY F. KIMMONS
President, Chief Executive Officer and Chief Financial Officer